SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER
SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number   0-51584

BERKSHIRE HILLS BANCORP, INC.

THE NASDAQ STOCK MARKET, LLC/NASDAQ GLOBAL MARKET

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

24 North Street, Pittsfield, Massachusetts 01201  (413) 443-5601

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.01 par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐                                    17 CFR 240.12d2-2(a)(1)

☐                                    17 CFR 240.12d2-2(a)(2)

☐                                    17 CFR 240.12d2-2(a)(3)

☐                                    17 CFR 240.12d2-2(a)(4)

☐                                    Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw on the Exchange. (1)

☒                                  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Berkshire Hills Bancorp, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: November 16, 2012	By:	/s/ Kevin P. Riley
Kevin P. Riley
Executive Vice President and Chief Financial Officer

(1)  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.